Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

August 28, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238
Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our press release dated November 6, 2015 with regard to the receipt of Warning Letter from US FDA for three of our sites (API manufacturing facilities at Srikakulum, Andhra Pradesh and Miryalguda, Telengana, and Oncology formulation manufacturing facility at Duvadda, Visakhapatnam, Andhra Pradesh); we have now been informed by US FDA that based on its evaluation, we have addressed the violations and deviations contained in the said Warning Letter.

With this the said Warning Letter has been closed.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)